UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                      TELEGLOBE INTERNATIONAL HOLDINGS LTD
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                                (Name of Issuer)

                     Common Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G87340108
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                                 (CUSIP Number)

                           Lenard B. Tessler, Chairman
                         Teleglobe Bermuda Holdings Ltd
                                P.O. Box HM 1154
                                 10 Queen Street
                             Hamilton HM EX, Bermuda
                                 (441) 296-4856
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     G87340108
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

          Teleglobe Bermuda Holdings Ltd (I.R.S. No. 98-0405438)
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    Bermuda
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        Number of                      7) Sole Voting Power:         27,516,514*
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:                0
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:    27,516,514*
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:           0
                                          --------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   27,516,514*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     70.2%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       OO
--------------------------------------------------------------------------------

* Pursuant to the terms of the Agreement and Plan of Amalgamation, dated as of July 25, 2005 (the "Amalgamation Agreement"), by and among Videsh Sanchar Nigam Limited, an Indian Limited Company ("VSNL"), Teleglobe International Holdings Ltd, a Bermuda exempted company (the "Company"), and VSNL Telecommunications (Bermuda) Ltd, a Bermuda exempted company and a wholly-owned subsidiary of VSNL (the "Amalgamation Sub"), the Company and the Amalgamation Sub propose to amalgamate under the laws of Bermuda and continue as a Bermuda exempted company upon the terms and subject to the conditions of the Amalgamation Agreement and in accordance with the Companies Act 1981 of Bermuda, as amended. In connection with the Amalgamation Agreement, VSNL and Teleglobe Bermuda Holdings Ltd ("Teleglobe") have entered into a Voting Agreement, dated as of July 25, 2005, as amended, pursuant to which, among other things, Teleglobe has agreed (i) to vote all common shares, par value $0.01, of the Company (the "Shares") held by it in favor of the adoption of the Amalgamation Agreement and the approval of other actions contemplated thereby and any actions required in furtherance thereof and (ii) to certain restrictions on its ability to transfer or dispose of the Shares, as more fully described in Item 6 of this Schedule 13D, as amended. Upon consummation of the transactions contemplated by the Amalgamation Agreement, Teleglobe will cease to own any Shares. See Items 3, 5, and 6 of this
Schedule 13D Amendment No. 4 for further details.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended and restated in its entirety as follows:

          Pursuant to the terms of that certain Stock Purchase Agreement dated as of January 27, 2006 by and between a trust organized under the laws of the State of Maine (the "Trust") and Teleglobe, Teleglobe purchased from the Trust 674,562 Shares at a purchase price of $4.50 per Share (the "Share Purchase"). All funds used to purchase the Shares came directly from the assets of Teleglobe.

          Pursuant to the terms of an Agreement and Plan of Amalgamation, dated as of July 25, 2005 (the "Amalgamation Agreement") by and among Videsh Sanchar Nigam Limited, an Indian Limited Company ("VSNL"), the Company, and VSNL Telecommunications (Bermuda) Ltd, a Bermuda exempted company and a wholly-owned subsidiary of VSNL (the "Amalgamation Sub"), upon consummation of the amalgamation of the Company and the Amalgamation Sub (the "Amalgamation"), each Share held by Teleglobe shall be converted into the right to receive $4.50 in cash.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information contained in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2005, there were 39,206,469 Shares issued and outstanding as of November 2, 2005. As of January 27, 2006, Teleglobe was the holder of 27,516,514 Shares. Teleglobe possesses sole power to vote and direct the disposition of all Shares held by it. Thus, as of January 27, 2006, for the purposes of Reg. Section 240.13d-3, Teleglobe beneficially owns 27,516,514 Shares, or 70.2% of the Shares deemed issued and outstanding as of that date. Upon consummation of the transactions contemplated in the Amalgamation Agreement, Teleglobe will cease to own any Shares.

          No other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A.

          Neither Teleglobe, nor, to the knowledge of Teleglobe, any person or entity named on Schedule A, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, since the date of event that required the filing by Teleglobe of Amendment No. 3 to the Schedule 13D with respect to the Company, except for the execution of the Second Amended and Restated Voting Agreement described in Item 6 of this Amendment No. 4 and the Share Purchase described in Item 3 above.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended and restated in its entirety as follows:

          In connection with the Amalgamation Agreement, VSNL and Teleglobe have entered into a Voting Agreement, dated as of July 25, 2005, as amended (the "Voting Agreement"), pursuant to which, among other things, Teleglobe has agreed to vote all Shares held by it (i) in favor of the adoption of the Amalgamation Agreement and the approval of other actions contemplated thereby and any actions required in furtherance thereof, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the
Amalgamation Agreement, and (iii) against (a) any Acquisition Proposal (as defined in the Amalgamation Agreement), (b) any change in a majority of the persons who constitute the board of directors of the Company, and (c) any other action that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Amalgamation and the transactions contemplated by the Amalgamation Agreement. In addition, pursuant to the Voting Agreement, Teleglobe has agreed, among other things (i) to immediately cease any discussions, activities or negotiations with respect to any Acquisition Proposal, and (ii) except as otherwise permitted by the Amalgamation Agreement or required by order of a court of competent jurisdiction, not to commit any act that would restrict or otherwise affect its legal power, authority and right to vote all of the Shares held by it, including, without limitation, the (x) offering for sale, selling, transferring, tendering, pledging, encumbering, assigning or otherwise disposing of the Shares or any interest therein, or entering into any contract, option or other arrangement or understanding with respect to the Shares or any interest therein, or (y) granting any proxy (other than to members of the Company's management to vote the Shares as set forth in the Amalgamation Agreement) or power of attorney, or entering into a voting agreement or other arrangement, with respect to the Shares held by it. The Voting Agreement also provides for Teleglobe to pay to VSNL seventy-five percent (75%) of any proceeds in excess of $4.50 per Share that may be received for its Shares if the Amalgamation Agreement is terminated under certain circumstances.

          In connection with the Share Purchase, the Company and Teleglobe have entered into a Second Amended and Restated Voting Agreement, dated as of January 27, 2006 (the "Amended Voting Agreement"). The Amended Voting Agreement replaces, in its entirety, the Voting Agreement. The provisions of the Amended Voting Agreement are identical to the Voting Agreement except that the Amended Voting Agreement accounts for the Share Purchase.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D, as amended, are qualified in their entirety by reference to the complete agreements governing such matters, which are attached or incorporated by reference to this Schedule 13D, as amended, as exhibits pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following after the last paragraph thereof:

          7.4 Second Amended and Restated Voting Agreement, dated as of January 27, 2006, by and between Videsh Sanchar Nigam Limited and Teleglobe Bermuda Holdings Ltd.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          January 27, 2006

                                          TELEGLOBE BERMUDA HOLDINGS LTD



                                          By: /s/ Lenard B. Tessler
                                          --------------------------------------
                                          Name:   Lenard B. Tessler
                                          Title:  Chairman


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                     EXHIBIT 7.4


                  SECOND AMENDED AND RESTATED VOTING AGREEMENT


          SECOND AMENDED AND RESTATED VOTING AGREEMENT (this "Agreement"), dated as of January 27, 2006, by and among Videsh Sanchar Nigam Limited, an Indian Limited Company ("Parent"), and Teleglobe Bermuda Holdings Ltd, a Bermuda exempt company ("Shareholder").

                                   WITNESSETH:

          WHEREAS, on July 25, 2005, Parent, VSNL Telecommunications (Bermuda) Ltd., a Bermuda exempt company and a direct wholly owned subsidiary of Parent ("Amalgamation Sub"), and Teleglobe International Holdings Ltd, a Bermuda exempt company (the "Company"), have entered into an Agreement and Plan of Amalgamation (the "Amalgamation Agreement"), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, that the Company and Amalgamation Sub shall amalgamate under the Laws of Bermuda and continue as a Bermuda exempted company (the "Amalgamation");

          WHEREAS,   as  inducement   and  a  condition  to  entering  into  the
Amalgamation Agreement, on July 25, 2005, Parent and Shareholder entered into a Voting Agreement (the "Original Voting Agreement");

          WHEREAS, as inducement and a condition to entering into that certain Amendment No. 1, dated as of December 23, 2005, to the Voting Agreement, dated July 25, 2005, by and between Gemini Trust, a trust organized under the laws of the Commonwealth of the Bahamas, and Parent, Parent and Shareholder entered into the Amended and Restated Voting Agreement dated as of December 23, 2005 (the "Amended and Restated Voting Agreement") to amend and restate the Original Voting Agreement.

          WHEREAS,   simultaneously   with  the  execution  of  this  Agreement,
Shareholder has acquired 674,562.168 of the common shares, $0.01 par value, of the Company (the "Company Common Shares");

          WHEREAS, as of the date hereof, Shareholder is the record owner of the Existing Shares (as hereinafter defined), being Company Common Shares; and

          WHEREAS, as inducement and a condition to entering into that certain Amendment No. 1, dated as of the date hereof, to the Voting Agreement, dated July 25, 2005, by and between The Willett Trust, a trust organized under the laws of Maine and Parent, Parent has required Shareholder to agree, and Shareholder has agreed, to amend and restate the Amended and Restated Voting Agreement by entering into this Agreement.

          NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

          1. Certain Definitions. In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein have the respective meanings ascribed to them in the Amalgamation Agreement. For purposes of this
Agreement:

          1.1. "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3(a) under the Exchange Act. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

          1.2. "Existing Shares" means an aggregate of 27,516,514.69 Company Common Shares owned of record by Shareholder as of the date hereof.

          1.3. "Securities" means the Existing Shares together with any Company Common Shares or other securities of the Company acquired by Shareholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, sub-division, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

          2.   Representations   and  Warranties  of  Shareholder.   Shareholder
represents and warrants to Parent as follows:

          2.1. Ownership of Shares. Shareholder is the sole registered owner of the Existing Shares. On the date hereof, the Existing Shares constitute all of the Company Common Shares registered in the name of, or Beneficially Owned by, Shareholder. There are no outstanding options or other rights to acquire from Shareholder, or obligations of Shareholder to sell or to acquire, any Company Common Shares. With respect to the Company Common Shares held by it, Shareholder has, and as long as this Agreement remains in effect will have, sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 4, 5 and 6 hereof, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with no material limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

          2.2. Organization and Authority. Shareholder is a Bermuda exempted company, duly incorporated and validly existing under the laws of Bermuda. Shareholder has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered by Shareholder and, assuming the due authorization, execution and delivery of this Agreement by the other party hereto, constitutes a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          2.3.  No  Conflicts.   Except  as  contemplated  by  the  Amalgamation
Agreement: (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated hereby; and (ii) none of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof shall (A) conflict with or result in any breach of any of Shareholder's organizational documents or (B) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Shareholder with respect to the Existing Shares; except in the case of clause (B) where any such violations, individually or in the aggregate, would not reasonably be expected to impair the ability of Shareholder to consummate the transactions contemplated by this Agreement.

          2.4. No Encumbrances. Except as permitted by this Agreement, the Existing Shares are now and, at all times during the term hereof, and the Securities will be, held by Shareholder free and clear of all Encumbrances, except for any such Encumbrances arising hereunder or under federal or state securities laws.

          2.5. Reliance. Shareholder understands and acknowledges that each of the Company, Parent and Amalgamation Sub is entering into the Amalgamation Agreement in reliance upon Shareholder's execution and delivery of this Agreement.

          3. Disclosure. Shareholder hereby agrees to permit the Company to publish and disclose in any disclosure document that by law requires such disclosure, including the Proxy Statement, in connection with the Amalgamation and any transactions related thereto, Shareholder's identity and ownership of the Company Common Shares and the nature of Shareholder's commitments, arrangements and understandings under this Agreement; provided, however, that Shareholder shall be afforded a reasonable opportunity to review and approve such disclosure in advance and such disclosure shall not be made without Shareholder's prior written consent (which shall not be unreasonably withheld).

          4. Transfer And Other Restrictions. Other than with respect to the Amalgamation and the transactions contemplated thereby:

          4.1. No Solicitation. Shareholder shall immediately cease any discussions, activities or negotiations with any other Person or Persons that may be ongoing with respect to any Acquisition Proposal. Shareholder shall not take any action (i) to encourage, solicit, initiate or facilitate, directly or indirectly, the making or submission of any Acquisition Proposal, (ii) to enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or to agree to approve or endorse any Acquisition Proposal or enter into any agreement, arrangement or understanding that would require the Company to abandon, terminate or fail to consummate the Amalgamation or any other transaction contemplated by the Amalgamation Agreement, (iii) to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any Person (other than Parent or Amalgamation Sub) in furtherance of any Acquisition Proposal or (iv) to facilitate or further in any other manner any inquiries with respect to, or the making or submission of, any Acquisition Proposal.

          4.2. Certain Prohibited Transfers. From and after the date hereof, except as otherwise permitted by this Agreement or required by order of a court of competent jurisdiction, Shareholder will not commit any act that could restrict or otherwise affect its legal power, authority and right to vote all of the Securities owned of record or beneficially by it. Without limiting the generality of the foregoing, prior to the termination of this Agreement, Shareholder agrees not to, directly or indirectly, except as provided in this
Agreement:

                    (a) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Securities or any interest therein; or

                    (b) grant any proxy (other than to Company management to vote the Securities as set forth in Section 5 hereof) or power of attorney, deposit into a voting trust or enter into a voting agreement or arrangement with respect to the Securities.

          5. Voting of the Company Common Shares. Shareholder hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time or (b) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Shares, however called, or in connection with any written consent of the holders of Company Common Shares, Shareholder will appear at the meeting or otherwise cause the Securities to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) all of the Securities:

                    (a) in favor of the adoption of the Amalgamation Agreement and the approval of other actions contemplated thereby and any actions required in furtherance thereof;

                    (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Amalgamation Agreement; and

                    (c) except as otherwise agreed to in writing in advance by Parent in its sole discretion, against the following actions (other than the Amalgamation and the transactions contemplated by this
          Agreement and the Amalgamation Agreement): (1) any Acquisition Proposal; and (2) (A) any change in a majority of the persons who constitute the Board of Directors of the Company; and (B) any other action that would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Amalgamation and the transactions contemplated by the Amalgamation Agreement; provided, however, that at least 5 Business Days prior to the date of such vote Parent shall have notified Shareholder and the Company in writing of its determination that Shareholder is required to vote against such action pursuant to this clause (2)(B).

          6. Alternative Transactions. To induce Parent to enter into the Amalgamation Agreement, and subject to the terms and conditions set forth herein, if the Amalgamation Agreement is terminated pursuant to Section 9.01(d), 9.01(e), 9.01(f) (but only if prior to such termination pursuant to Section 9.01(f) an Acquisition Proposal by a third party has been made to the Company or its Board of Directors, or has been made directly to the Company's shareholders generally, or has been publicly disclosed or announced) or 9.01(h) thereof and during the period commencing on such termination date and ending on the date nine (9) months after such termination date a Company Competing Transaction or other sale of the Securities is consummated in connection with which Shareholder becomes entitled to receive any cash or non-cash consideration (such cash or non-cash consideration, the "Alternative Consideration"), then Shareholder shall within five (5) days after receipt of the Alternative Consideration (or after the date the value of non-cash Alternative Consideration is determined as provided below) pay over to Parent (or its designee) such Alternative Consideration equal in value to seventy-five percent (75%) of the excess (if any) of the aggregate value of such Alternative Consideration (net of selling commissions, if any) over the product obtained by multiplying (i) the Price Per Share times (ii) the aggregate number of Existing Shares (and a corresponding amount for any other Securities). If the Alternative Consideration received by Shareholder is cash, it shall be valued at the face amount thereof; if the Alternative Consideration received by Shareholder is securities listed on a national securities exchange or traded on the Nasdaq National Market ("Nasdaq"), the per share value of such consideration shall be equal to the closing price per share listed on such national securities exchange or Nasdaq on the date such transaction is consummated; and if the consideration received by Shareholder is in a form other than cash or such listed or traded securities, the per share value shall be determined in good faith as of the date such transaction is consummated by Parent (or its designee) and Shareholder, or, if Parent (or its designee) and Shareholder cannot reach agreement, by a nationally recognized investment banking firm reasonably acceptable to the parties. If the Alternative Consideration received by Shareholder is cash, the amount paid over to Parent (or its designee) pursuant to this Section 6 shall be cash; if the Alternative Consideration received by Shareholder is in a form other than cash, the amount paid over to Parent (or its designee) pursuant to this Section 6 shall be in the form of such non-cash consideration; and if the Alternative Consideration received by Shareholder is a combination of cash and non-cash consideration, the amount paid over to Parent (or its designee) pursuant to this Section 6 shall be in the same proportion of cash and non-cash consideration as the Alternative Consideration received by Shareholder.

          7. Stop Transfer.

          7.1. Shareholder agrees with, and covenants to, Parent that Shareholder will not request that the Company register the transfer (book-entry or otherwise) of any of the Securities, unless such transfer is made in compliance with this Agreement.

          7.2. In the event of a share dividend or distribution, or any change in the Company Common Shares by reason of any share dividend, sub-division, recapitalization, combination, exchange of shares or the like other than pursuant to the Amalgamation, the term "Existing Shares" will be deemed to refer to and include the Company Common Shares as well as all such share dividends and distributions and any shares into which or for which any or all of the Securities may be changed or exchanged and appropriate adjustments shall be deemed to have been made to the terms and provisions of this Agreement.

          8. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Amalgamation Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Amalgamation Agreement and the transactions contemplated hereby and thereby.

          9. Fiduciary Duties. Notwithstanding any provision hereof to the contrary, Shareholder is executing and delivering this Agreement solely in its capacity as owner of the Securities, and nothing herein shall directly or indirectly prohibit, prevent or preclude any Person from taking or not taking any action in his or her capacity as an officer or director of the Company.

          10. Termination. This Agreement shall terminate and shall have no further force or effect as of the earliest to occur of (i) the Effective Time,
(ii) the termination of this Agreement by the mutual written agreement of the parties and (iii) the date of termination of the Amalgamation Agreement pursuant to Section 9.01 of the Amalgamation Agreement; provided, that if the Amalgamation Agreement is terminated pursuant to Section 9.01(d), 9.01(e), 9.01(f) (but only if prior to such termination pursuant to Section 9.01(f) an Acquisition Proposal by a third party has been made to the Company or its Board of Directors, or has been made directly to the Company's shareholders generally, or has been publicly disclosed or announced) or 9.01(h) thereof, then Section 6 hereof shall survive such termination.

          11. Miscellaneous.

          11.1. Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

          11.2. Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party's respective heirs, beneficiaries, executors, representatives and permitted assigns.

          11.3. Amendment and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified, except upon the execution and delivery of a written agreement executed by the parties hereto.

          11.4. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by delivery in person, by facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11(d):

          If to Parent, to:

                    Videsh Sanchar Nigam Limited
                    Lokmanya Videsh Sanchar Bhavan, Opp. Kirti College K.D. Marg, Prabhedevi
                    Mumbai, India 400 028
                    Attention: Satish Ranade, Esq.
                    Telephone: 011-91-22-56592354
                    Facsimile: 011-91-22-56592144

          with a copy (which shall not constitute notice) to:

                    Kelley Drye & Warren LLP
                    1200 19th Street, N.W., Suite 500
                    Washington, D.C. 20036
                    Attention:  Robert Aamoth, Esq.
                    Telephone: (202) 955-9600
                    Facsimile:  (202) 955-9792

                    and:

                    Kelley Drye & Warren LLP
                    8000 Towers Crescent Drive, Suite 1200
                    Vienna, VA 22182
                    Attention:  Jay R. Schifferli, Esq.
                    Telephone: (703) 918-2394
                    Facsimile:  (703) 918-2450


          If to Shareholder, to:

                    Teleglobe Bermuda Holdings Ltd
                    c/o Cerberus Capital Management, L.P.
                    299 Park Avenue
                    New York, New York  10171
                    Attention:  Seth P. Plattus
                                Lenard B. Tessler
                    Telephone:  (212) 891-2100
                    Facsimile:  (212) 891-1540

          with a copy (which shall not constitute notice) to:

                    Schulte Roth & Zabel LLP
                    919 Third Avenue
                    New York, New York  10022
                    Attention:  Stuart D. Freedman, Esq.
                    Telephone:  (212) 756-2407
                    Facsimile:  (212) 593-5955

All such notices and other communications given by personal delivery, mail or courier service shall be deemed to have been duly given upon receipt and such notices and other communications given by facsimile shall be deemed to have been duly given upon transmission thereof by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice has been transmitted without error. In the case of notices sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice to the addressee at the address provided for above; however, such mailing shall in no way alter the time at which the facsimile notice is deemed received.

          11.5. Severability. Any term or provision of this Agreement that is held to be invalid, illegal or unenforceable in any respect in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          11.6. Specific Performance. Each of the parties hereto recognizes and acknowledges that a material breach by it of any covenants or agreements contained in this Agreement could cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore in the event of any such breach the aggrieved party shall be entitled to seek the remedy of specified performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

11.7. No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

          11.8. No Third Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

          11.9. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of Bermuda, without giving effect to any conflict of laws or choice of laws rules or principles that would result in the application of the law of any other jurisdiction.

          11.10. Descriptive Heading. The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

          11.11. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

          11.12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

          11.13. Submission to Jurisdiction. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE BERMUDA SUPREME COURT (AND THE APPROPRIATE APPELLATE COURTS THEREFROM) FOR ANY LITIGATION AMONG THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN THE BERMUDA SUPREME COURT), WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE BERMUDA SUPREME COURT (AND THE APPROPRIATE APPELLATE COURTS THEREFROM) AND AGREES NOT TO PLEAD OR CLAIM IN ANY COURT THAT SUCH LITIGATION BROUGHT IN THE BERMUDA SUPREME COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. IF THE BERMUDA SUPREME COURT SHALL NOT ACCEPT JURISDICTION WITH RESPECT TO ANY LITIGATION, SUCH LITIGATION MAY BE BROUGHT IN ANY OTHER COURTS.

                  [Remainder of Page Intentionally Left Blank]



                  IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the day and year first written above.



                                        VIDESH SANCHAR NIGAM LIMITED


                                        By:/s/ Satish Ranade
                                           -----------------------------
                                           Name:  Satish Ranade
                                           Title: Company Secretary and
                                                  Chief Legal Officer



                                        TELEGLOBE BERMUDA HOLDINGS LTD


                                        By:/s/ Lenard B. Tessler
                                           ---------------------------
                                           Name:   Lenard  B.  Tessler
                                           Title:  Chairman





            [Signature Page - Amended and Restated Voting Agreement]